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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

September 14, 2005

Commission File Number 333-110249

                    MEADOWS SPRINGS, INC.
(Name of Small Business Issuer in its charter)

Nevada	71-0915825
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

Suite 7, 11511 Cambie Road, Richmond, B.C. V6X 1L6 (Address of principal executive offices and Zip Code)

(604) 306-0033 (Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information

        This Information Statement, which is being mailed on or about September 16, 2005 to the holders of shares of the common stock, par value $.001 per share of Meadows Springs, Inc., a Nevada corporation (the "Company"), is being furnished in connection with a change in majority of the members of the board of directors of the Company (the "Board"). The Board recently increased its size to four members, and appointed Dennis McLaughlin and Tommy Johnson to fill the newly-created vacancies, effective immediately. Additionally, Board members Carl Chow and Herbert Wong have tendered their resignations. These resignations will be effective on the tenth day following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on September 13, 2005.

        No action is required by the shareholders of the Company in connection with changes to the composition of the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Act"), requires that ten days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

        Effective September 13, 2005, the Company entered into a Securities Purchase Agreement (the "Agreement") with Apollo Resources International, Inc. a Utah corporation ("Apollo"). As part of the Agreement, the Company issued to Apollo 21,000,000 shares of the common stock of the Company, in consideration of the contribution by Apollo to the Company of 8,000 shares of the issued and outstanding common stock of Earth Biofuels, Inc., a Mississippi corporation ("Biofuels"), constituting 80% of the outstanding common stock of Biofuels. Biofuels' assets consist primarily of a biodiesel refinery and refueling station. Apollo has acquired approximately 88% of the issued and outstanding shares of the Company.

        This transaction has resulted in a change of control of the Company, as well as a change of business focus from the promotion of construction contract referrals (through the Company's website) to the production and distribution of biodiesel fuel.

        The Agreement does not require a vote of the Company's shareholders. The Company's Board has approved the Agreement.

Securities Ownership of Principal Shareholders and Officers and Directors

        The following table sets forth as of September 12, 2005 the name, address and the number of shares of our Common Stock, par value $0.001 per share, held of record or beneficially by (a) each person who held of record, or was known by the Company to own beneficially, more than 5% of the 3,350,000 shares of our Common Stock issued and outstanding as of such date, (b) each director, and (c) all officers and directors as a group.

Security Ownership of Certain Beneficial Owners
		Number of Shares	% of Class
Title of Class	Name and Address
Common Stock	Carl Chow	2,000,000	59.70

Securities Ownership of Management
Common Stock	Carl Chow	2,000,000	59.70
Common Stock	Herbert Wong	—	—
Common Stock	Officers and Directors As a Group (2 persons)	2,000,000	59.70

Current Officers and Directors of the Company
Name	Age	Position	Dates Served
Carl Chow	35	President, CEO, Director	July 2002 to date
Herbert Wong	35	Treasurer, CFO, Secretary, Director	July 2002 to date

        Below is certain information on our current directors.

        Mr. Carl Chow. From 1994 to 1996, Mr. Chow was employed as the general manager of Neway Holding and Trading Co., located in Richmond, British Columbia, Canada. Neway Holding and Trading Co. is a privately held trading company that imports automotive parts and accessories into Canada. As the general manager of Neway Holdings and Trading Co., Mr. Chow was responsible for the marketing and sales of automotive parts and accessories in Western Canada. From 1996 to 2000, Mr. Chow was an assistant manager for Rogers Cable Systems, the largest cable television service provider in Western Canada. His duties and responsibilities included ensuring employee quality control for customer services, resolving and attending to consumer needs and complaints and training new employees for network operation systems. From 1999 to 2002, Mr. Chow also served as the Secretary, Treasurer, Chief Financial Officer and a director of First Cypress Technologies, Inc. At that time, First Cypress Technologies, Inc. was a development stage company registered under the Securities Exchange Act of 1934. Mr. Chow resigned as an officer and director of First Cypress Technologies, Inc. when First Cypress Technologies, Inc. effected a business combination in 2002 and changed its name to Otish Mountain Diamond Co. From 2000 to present, Mr. Chow served as the operations support supervisor of Shaw Cablesystems. Shaw Cablesystems is the largest cable television service provider in Western Canada. Mr. Chow's duties at Shaw Cablesystems included ensuring all integrated systems are functioning at an optimal level and backbone support is available. He also supervises, trains and motivates staff to provide high level of customer service.

        Mr. Herbert Wong. Mr. Wong has been a duty manager at the Pan Pacific Hotel in Vancouver, British Columbia since May of 2000. His duties as the duty manager include supervising and training staff, resolving guest concerns and liases with tour group co-coordinators. From 1990 to 2000, Mr. Wong served in various positions at the Parkhill Hotel in Vancouver, British Columbia. He rose from the position of front office staff to reservation manager to system co-coordinator. He handled the overall responsibility of the reservation system at the Parkhill Hotel.

        Dennis McLaughlin has served as CEO and Chairman of Apollo Resources International, Inc. (a publicly traded company) since November of 2004 and as Chairman of Blue Wireless and Data, Inc. (a publicly traded company) since June of 2004. Mr. McLaughlin founded MAC Partners, LP in January 2002. Prior to that he founded Aurion Technologies, LLC in 1998 and served as CEO and was a Director through 2001. He founded Aurora Natural Gas, LLC in 1993 and served as CEO through 2001. Prior to starting his own companies, he worked as a Manager of Marketing & Transportation for Highland Energy from 1991 to 1993, and before this worked as a gas marketing representative for Clinton Natural Gas from 1990 to 1991. Mr. McLaughlin received a Bachelor of Economics degree from the University of Oklahoma in 1992.

        Tommy Johnson has served as CEO of Earth Biofuels, Inc., since January 2004, where he has successfully led the acquisition of a biodiesel refinery and a biodiesel refueling station. Mr. Johnson has created and marketed a retail brand of the biodiesel product and established wholesale distribution agreements. Mr. Johnson is also a member of the Board of Directors for the National Biodiesel Board. Mr. Johnson is also President of Apollo Alternative Fuels Company LLC, a wholly owned subsidiary of Apollo Resources International, Inc.. Mr. Johnson has a strong background in sales and marketing and currently oversees the branding, marketing and sales of the range of alternative fuels products encompassed by Apollo Alternative Fuels Company LLC. Mr. Johnson has extensive experience in biodiesel fuels, government programs related to alternative fuels and expertise in bringing alternative fuel products to market. Mr. Johnson also has over nine years of experience in the automotive industry, primarily in dealership management for Chrysler and Chevrolet. Mr. Johnson received a B.B.A. from the University of Texas in 1988.

EXECUTIVE COMPENSATION

        The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years to our chief executive officer and each of our other executive officers who received compensation in excess of $100,000 during such period (as determined at June 30, 2005, the end of our last completed fiscal year):

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SAR's Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
Carl Chow President & C.E.O.	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

        We have not entered into any employment agreements or consulting agreements with our directors and executive officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our Board in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our Board.

Bonuses and Deferred Compensation
None.

Employment Agreements
None.

Compensation Pursuant to Plans
None.

Pension Table
Not Applicable.

Other Compensation
None.

Compensation of Directors
We reimburse our directors for expenses incurred in connection with attending Board meetings but did not pay director's fees or other cash compensation for services rendered as a director in the period ended June 30, 2005.

        We have no formal plan for compensating our directors for their service in their capacity as directors. We may grant to our directors in the future, options to purchase shares of common stock as determined by our Board or a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated in this Information Statement, no director received and/or accrued any compensation for his or her services as a director, including committee participation and/or special assignments.

Disclosure Regarding the Company's Equity Compensation Plans
None.

Termination of Employment and Change of Control Arrangement
None.

Audit Committee
The Company has not yet established an audit committee. The Board acts as the audit committee.

Nominating Committee
The Company has not yet established a nominating committee. The Board acts as the nominating committee.

Compensation Committee
The Company has not yet established a compensation committee. The Board acts as the compensation committee.

Code of Ethics
The Company has not adopted a Code of Ethics for its executive officers and employees but is in the process of examining and considering one.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

LEGAL MATTERS

        We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or has a material interest adverse to us.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meadows Springs, Inc. By order of the Board of Directors
/S/ Dennis McLaughlin Dennis McLaughlin, Chairman

September 14, 2005

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Information Statement Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder
Purpose of Information
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
LEGAL MATTERS
SIGNATURES